Filed Pursuant to Rule 433

Registration No. 333-158663

Subject to Completion

Preliminary Term Sheet dated August 12, 2009

The ARNs are being offered by Bank of America Corporation (“BAC”). The ARNs will have the terms specified in this term sheet as supplemented by the documents indicated herein under “Additional Terms” (together, the “Note Prospectus”). Investing in the ARNs involves a number of risks. There are important differences between the ARNs and a conventional debt security, including different investment risks. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-5 of this term sheet and “Risk Factors” beginning on page S-9 of product supplement ARN-2. The ARNs:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

In connection with this offering, each of Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) and its broker-dealer affiliate First Republic Securities Company, LLC (“First Republic”) is acting in its capacity as principal for your account.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price	$10.00	$
Selling discount	$0.20	$
Proceeds, before expenses, to Bank of America Corporation	$9.80	$

*Depending on the date the ARNs are priced for initial sale to the public (the “pricing date”), which may be in August or September 2009, the settlement date may occur in August or September 2009, and the maturity date may occur in August or September 2011. Any reference in this term sheet to the month in which the pricing date, settlement date, or maturity date will occur is subject to change as specified above.

Merrill Lynch & Co.

August     , 2009

                        Units

Accelerated Return Notes®

Linked to the Merrill Lynch Commodity index eXtraSM Agriculture

Index — Excess Return, due August     , 2011

$10 principal amount per unit

Term Sheet No.

Accelerated Return Notes®

Expected Pricing Date* Settlement Date* Maturity Date* CUSIP No.	August , 2009 August , 2009 August , 2011

•      5-to-1 upside exposure to increases in the level of the Merrill Lynch Commodity index eXtraSM Agriculture Index — Excess Return, subject to a cap of 38.00% to 42.00%

•      A maturity of approximately 24 months

•      1-to-1 downside exposure, with no downside limit

•      Payment of the Redemption Amount at maturity is subject to the credit risk of Bank of America Corporation

•      No periodic interest payments

•      No listing on any securities exchange

•      This debt is not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program

STRUCTURED INVESTMENTS PRINCIPAL PROTECTION ENHANCED INCOME MARKET PARTICIPATION ENHANCED PARTICIPATION

Summary

The Accelerated Return Notes® Linked to the Merrill Lynch Commodity index eXtraSM Agriculture Index – Excess Return, due August     , 2011 (the “ARNs”) are our senior unsecured debt securities and are not guaranteed or insured by the Federal Deposit Insurance Corporation or secured by collateral. The ARNs will rank equally with all of our other unsecured and unsubordinated debt, and any payments due on the ARNs, including any repayment of principal, will be subject to the credit risk of BAC. The ARNs provide a leveraged return for investors, subject to a cap, if the level of the Merrill Lynch Commodity index eXtraSM Agriculture Index – Excess Return (the “MLCXAGER Index”) increases moderately from the Starting Value of the MLCXAGER Index, determined on the pricing date, to the Ending Value of the MLCXAGER Index, determined on a calculation day shortly before the maturity date. Investors must be willing to forgo interest payments on the ARNs and be willing to accept a return that is capped or a repayment that is less, and potentially significantly less, than the Original Offering Price of the ARNs.

Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement ARN-2. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to BAC.

Terms of the ARNs

Issuer:	Bank of America Corporation (“BAC”)
Original Offering Price:	$10.00 per unit
Term:	Approximately 24 months
Market Measure:	Merrill Lynch Commodity index eXtraSM Agriculture Index – Excess Return (Bloomberg symbol: “MLCXAGER<Index>“)
Starting Value:	The closing level of the MLCXAGER Index on the pricing date, subject to the Starting Value Commodity-Based Market Measure Disruption Calculation, as more fully described in product supplement ARN-2. The Starting Value will be set forth in the final term sheet made available in connection with sales of the ARNs.
Ending Value:	The closing level of the MLCXAGER Index on the calculation day. If it is determined that the scheduled calculation day is not a Market Measure Business Day, or if a Market Disruption Event occurs on the scheduled calculation day, the Ending Value will be determined as more fully described in product supplement ARN-2.
Capped Value:	$13.80 to $14.20 per unit of the ARNs, which represents a return of 38.00% to 42.00% over the Original Offering Price. The actual Capped Value will be determined on the pricing date and will be set forth in the final term sheet made available in connection with sales of the ARNs.
Calculation Day:	The fifth scheduled Market Measure Business Day immediately preceding the maturity date, determined on the pricing date and set forth in the final term sheet that will be made available in connection with sales of the ARNs.
Calculation Agent:	MLPF&S, a subsidiary of BAC

Determining the Redemption Amount for the ARNs

On the maturity date, you will receive a cash payment per unit of the ARNs (the “Redemption Amount”) calculated as follows:

Hypothetical Payout Profile

This graph reflects the hypothetical returns on the ARNs, based on the Participation Rate of 500% and a hypothetical Capped Value of $14.00 (a 40.00% return), the midpoint of the Capped Value range of $13.80 to $14.20. The green line reflects the hypothetical returns on the ARNs, while the dotted gray line reflects the hypothetical returns of a direct investment in the components of the MLCXAGER Index.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Starting Value, Ending Value, Capped Value, and the term of your investment.

Hypothetical Redemption Amounts

Examples

Set forth below are three examples of Redemption Amount calculations (rounded to two decimal places) payable at maturity, based upon the Participation Rate of 500%, a hypothetical Starting Value of 70.7759 (the closing level of the MLCXAGER Index on August 7, 2009), and a hypothetical Capped Value of $14.00 (per unit), the midpoint of the Capped Value range of $13.80 and $14.20:

Example 1 — The hypothetical Ending Value is 80% of the hypothetical Starting Value:

Hypothetical Starting Value:	70.7759
Hypothetical Ending Value:	56.6207

$10 ×	(56.6207)	= $8.00
70.7759

Redemption Amount (per unit) = $8.00

Example 2 — The hypothetical Ending Value is 102% of the hypothetical Starting Value:

Hypothetical Starting Value:	70.7759
Hypothetical Ending Value:	72.1914

$10 +	[	$10 × 500% x	(72.1914 - 70.7759)	]	= $11.00
70.7759

Redemption Amount (per unit) = $11.00

Example 3 — The hypothetical Ending Value is 150% of the hypothetical Starting Value:

Hypothetical Starting Value:	70.7759
Hypothetical Ending Value:	106.1639

$10 +	[	$10 × 500% x	(106.1639 - 70.7759)	]	= $35.00
70.7759

Redemption Amount (per unit) = $14.00 (The Redemption Amount cannot be greater than the Capped Value.)

The following table illustrates, for a hypothetical Starting Value of 70.7759 (the closing level of the MLCXAGER Index on August 7, 2009) and a range of hypothetical Ending Values of the MLCXAGER Index:

▪	the percentage change from the hypothetical Starting Value to the hypothetical Ending Value;
▪	the hypothetical Redemption Amount per unit of the ARNs (rounded to two decimal places);
▪	the total rate of return to holders of the ARNs;
▪	the pretax annualized rate of return to holders of the ARNs; and
▪	the pretax annualized rate of return of a hypothetical direct investment in the MLCXAGER Index components.

The table below is based on the Participation Rate of 500% and a hypothetical Capped Value of $14.00 (per unit), the midpoint of the Capped Value range of $13.80 and $14.20.

Hypothetical Ending Value	Percentage Change from the Hypothetical Starting Value to the Hypothetical Ending Value	Hypothetical Redemption Amount per Unit	Total Rate of Return on the ARNs	Pretax Annualized Rate of Return on the ARNs(1)	Pretax Annualized Rate of Return of the MLCXAGER Index Components(1)(2)
35.3880	-50.00%	5.00	-50.00%	-31.78%	-31.78%
42.4655	-40.00%	6.00	-40.00%	-23.95%	-23.95%
49.5431	-30.00%	7.00	-30.00%	-17.04%	-17.04%
56.6207	-20.00%	8.00	-20.00%	-10.84%	-10.84%
63.6983	-10.00%	9.00	-10.00%	-5.19%	-5.19%
67.9449	-4.00%	9.60	-4.00%	-2.03%	-2.03%
69.3604	-2.00%	9.80	-2.00%	-1.01%	-1.01%
70.7759(3)	0.00%	10.00	0.00%	0.00%	0.00%
72.1914	2.00%	11.00	10.00%	4.82%	0.99%
73.6069	4.00%	12.00	20.00%	9.31%	1.97%
76.4380	8.00%	14.00(4)	40.00%	17.53%	3.88%
77.8535	10.00%	14.00	40.00%	17.53%	4.82%
84.9311	20.00%	14.00	40.00%	17.53%	9.31%
92.0087	30.00%	14.00	40.00%	17.53%	13.54%
99.0863	40.00%	14.00	40.00%	17.53%	17.53%

(1)	The annualized rates of return specified in this column are calculated on a semi-annual bond equivalent basis and assume an investment term from August 14, 2009 to August 15, 2011, a term expected to be similar to that of the ARNs.

(2)	This rate of return assumes:

(a)	a percentage change in the aggregate price of the MLCXAGER Index components that equals the percentage change in the level of the MLCXAGER Index from the hypothetical Starting Value to the relevant hypothetical Ending Value; and

(b)	no transaction fees or expenses.

(3)	This is the hypothetical Starting Value, the closing level of the MLCXAGER Index on August 7, 2009. The actual Starting Value will be determined on the pricing date and will be set forth in the final term sheet made available in connection with sales of the ARNs.

(4)	The Redemption Amount per unit of the ARNs cannot exceed the hypothetical Capped Value of $14.00 (the midpoint of the Capped Value range of $13.80 and $14.20). The actual Capped Value will be determined on the pricing date and will be set forth in the final term sheet made available in connection with the sales of the ARNs.

The above figures are for purposes of illustration only. The actual amount you receive and the resulting total and pretax annualized rates of return will depend on the actual Starting Value, Ending Value, Capped Value, and the term of your investment.

Risk Factors

There are important differences between the ARNs and a conventional debt security. An investment in the ARNs involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the ARNs in the “Risk Factors” sections included in product supplement ARN-2 and the MTN prospectus supplement identified below under “Additional Terms.” We also urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the ARNs.

▪	Your investment may result in a loss; there is no guaranteed return of principal.

▪	Your yield may be less than the yield on a conventional debt security of comparable maturity.

▪	Your investment return, if any, is limited to the return represented by the Capped Value.

▪	Your investment return, if any, may be less than a comparable investment directly in the MLCXAGER Index or its components.

▪	You must rely on your own evaluation of the merits of an investment linked to the MLCXAGER Index.

▪

In seeking to provide you with what we believe to be commercially reasonable terms for the ARNs while providing the selling agents with compensation for their services, we have considered the costs of developing, hedging, and distributing the ARNs.

▪	A trading market is not expected to develop for the ARNs.

▪	The Redemption Amount will not be affected by all developments relating to the MLCXAGER Index.

▪	The Index Manager or the Index Publisher (each, as defined below) may adjust the MLCXAGER Index in a way that affects its level, and neither has any obligation to consider your interests.

▪	Ownership of the ARNs will not entitle you to any rights with respect to any futures contracts or commodities included in or tracked by the MLCXAGER Index.

▪

If you attempt to sell ARNs prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than their Original Offering Price.

▪	Payments on the ARNs are subject to our credit risk, and changes in our credit ratings are expected to affect the value of the ARNs.

▪	The prices of the MLCXAGER Index components may change unpredictably, affecting the value of the ARNs in unforeseeable ways.

▪	Suspensions or disruptions of market trading in the MLCXAGER Index components and related commodity and futures markets may adversely affect the value of the ARNs.

▪	The ARNs will not be regulated by the U.S. Commodity Futures Trading Commission.

▪	Purchases and sales by us and our affiliates of futures or options contracts included in the MLCXAGER Index may affect your return.

▪	Our trading and hedging activities may create conflicts of interest with you.

▪	Our hedging activities may affect your return on the ARNs and their market value.

▪	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

▪

The U.S. federal income tax consequences of the ARNs are uncertain and may be adverse to a holder of the ARNs. See “Summary Tax Consequences” and “Certain U.S. Federal Income Taxation Considerations” below and “U.S. Federal Income Tax Summary” in product supplement ARN-2.

Additional Risk Factors

There is no assurance that the methodology of the MLCXAGER Index will result in the MLCXAGER Index accurately reflecting the performance of the agricultural commodity market. The methodology and criteria used to determine the composition of the MLCXAGER Index, the weights of the MLCXAGER Index components, and the calculation of the level of the MLCXAGER Index are designed to enable the MLCXAGER Index to serve as a measure of the performance of the agricultural commodity market. However, the MLCXAGER Index has only recently been introduced and has a limited history. It is possible that the methodology and criteria of the MLCXAGER Index will not accurately reflect the performance of the agricultural commodity market and that the trading of or investments in products based on or related to the MLCXAGER Index, such as the ARNs, will not correlate with that performance.

Higher futures prices of agricultural commodities relative to their current prices may decrease the Redemption Amount. The MLCXAGER Index is composed of futures contracts on certain agricultural commodities (each, an “Index Commodity”). Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts have a set expiration date and normally specify a certain date for delivery of the underlying physical commodity. In the case of the MLCXAGER Index, as the exchange-traded futures contracts comprising the MLCXAGER Index approach the month before expiration, they are replaced by contracts that have a later expiration. Thus, for example, a contract purchased and held in September may specify an October expiration date. As time passes, the contract expiring in October is replaced by a contract for delivery in November. This process is referred to as “rolling.” If the market for these contracts is (putting aside other considerations) in “backwardation,” where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the October contract would take place at a price that is higher than the price of the November contract, thereby creating a “roll yield.” There is no assurance that these markets will consistently be in backwardation or that there will be roll yield in future performance. Instead these markets may trade in “contango.” Contango (or the absence of backwardation) markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months. Certain of the commodities included in the MLCXAGER Index have historically traded in contango markets. Contango in the commodity markets could result in negative “roll yields,” which could adversely affect the level of the MLCXAGER Index and, accordingly, the market value of the ARNs. This may decrease the market value of the ARNs and the Redemption Amount.

The ARNs include the risk of concentrated positions in the agriculture sector. The exchange-traded physical commodities underlying the futures contracts included in the MLCXAGER Index are heavily concentrated in a single sector, agriculture. An investment in the ARNs may therefore carry risks similar to a concentrated investment in the agriculture sector. Accordingly, a decline in the value of agricultural raw materials would adversely affect the level of the MLCXAGER Index. Technological advances could lead to increases in worldwide production of agricultural commodities and corresponding decreases in the price of such commodities. If worldwide production increases, absent amendment of the MLCXAGER Index to account for such developments, the level of the MLCXAGER Index, and therefore the value of the ARNs, could decline.

The Index Manager may from time to time modify the methodology for determining the composition and calculation of the MLCXAGER Index. Merrill Lynch Commodities, Inc. (the “Index Manager”), which is one of our subsidiaries, retains the discretion to modify the methodology for determining the composition and the level of the MLCXAGER Index at any time. The Index Manager reserves the right to modify the methodology and calculation of the MLCXAGER Index from time to time, if it believes that modifications are necessary or appropriate. It is possible that certain of these modifications will adversely affect the level of the MLCXAGER Index and, accordingly, cause the market value of the ARNs and the Redemption Amount to decrease.

The ARNs are linked to the Merrill Lynch Commodity index eXtraSM Agriculture Index – Excess Return and not the Merrill Lynch Commodity index eXtraSM Agricultural Index – Total ReturnSM. The MLCXAGER Index reflects returns that are potentially available through an unleveraged investment in futures contracts relating to agricultural commodities. In contrast, the Merrill Lynch Commodity index eXtraSM Agriculture Index – Total ReturnSM is a total return index which, in addition to reflecting the same returns of the MLCXAGER Index, also reflects interest that could be earned on cash collateral invested in hypothetical three-month U.S. Treasury bills. Because the ARNs are linked to the Merrill Lynch Commodity index eXtraSM Agriculture Index – Excess Return and not the Merrill Lynch Commodity index eXtraSM Agriculture Index – Total ReturnSM, the Redemption Amount will not reflect this total return feature.

Additional conflicts of interest may exist. One of our subsidiaries, Merrill Lynch, Pierce, Fenner & Smith Limited (the “Index Publisher”), is the Index Publisher, and another of our subsidiaries, Merrill Lynch Commodities, Inc., is the Index Manager. In certain circumstances, the Index Publisher’s and the Index Manager’s roles as our subsidiaries and their responsibilities with respect to the MLCXAGER Index could give rise to conflicts of interest. Even though the MLCXAGER Index will be calculated in accordance with certain principles, its calculation and maintenance require that certain judgments and decisions be made. The Index Publisher and the Index Manager will be responsible for these judgments and decisions. As a result, the determinations made by the Index Publisher and/or the Index Manager could adversely affect the level of the MLCXAGER Index and, accordingly, decrease the Redemption Amount. In making any determination with respect to the MLCXAGER Index, neither the Index Publisher nor the Index Manager is required to consider your interests as a holder of the ARNs.

Further, Merrill Lynch Commodities, Inc. faces a potential conflict of interest between its role as Index Manager and its active role in trading commodities and derivatives instruments based upon the components of the MLCXAGER Index.

Investor Considerations

You may wish to consider an investment in the ARNs if:

▪	You anticipate that the level of the MLCXAGER Index will increase moderately from the Starting Value to the Ending Value.

▪	You accept that your investment may result in a loss, which could be significant, if the level of the MLCXAGER Index decreases from the Starting Value to the Ending Value.

▪	You accept that the return on the ARNs will not exceed the return represented by the Capped Value.

▪	You are willing to forgo interest payments on the ARNs, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

▪	You seek exposure to the MLCXAGER Index with no expectation of any rights with respect to any of the commodities or futures contracts included in or tracked by the MLCXAGER Index.

▪

You are willing to accept that a trading market is not expected to develop for the ARNs. You understand that secondary market prices for the ARNs, if any, will be affected by various factors, including our actual and perceived creditworthiness.

▪	You are willing to make an investment, the payments on which depend on our creditworthiness, as the issuer of the ARNs.

The ARNs may not be an appropriate investment for you if:

▪

You anticipate that the level of the MLCXAGER Index will decrease from the Starting Value to the Ending Value or that the level of the MLCXAGER Index will not increase sufficiently over the term of the ARNs to provide you with your desired return.

▪	You seek principal protection or preservation of capital.

▪	You seek a return on your investment that will not be capped at a percentage that will be between 38.00% and 42.00% over the Original Offering Price.

▪	You seek interest payments or other current income on your investment.

▪	You want to have rights with respect to the commodities and futures contracts included in or tracked by the MLCXAGER Index.

▪	You seek assurances that there will be a liquid market if and when you want to sell the ARNs prior to maturity.

▪	You are unwilling or are unable to assume the credit risk associated with us, as the issuer of the ARNs.

Other Provisions

We may deliver the ARNs against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the ARNs occurs more than three business days from the pricing date, purchasers who wish to trade the ARNs more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

If you place an order to purchase the ARNs, you are consenting to each of MLPF&S and its broker-dealer affiliate First Republic acting as a principal in effecting the transaction for your account.

Supplement to the Plan of Distribution

MLPF&S and First Republic, each a broker-dealer subsidiary of BAC, are members of the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc. (the “NASD”)) and will participate as selling agents in the distribution of the ARNs. Accordingly, offerings of the ARNs will conform to the requirements of NASD Rule 2720. Under our distribution agreement with the selling agents, MLPF&S will purchase the ARNs from us on the issue date as principal at the purchase price indicated on the cover of this term sheet, less the indicated selling discount. In the original offering of the ARNs, the ARNs will be sold in minimum investment amounts of 100 units.

MLPF&S and First Republic may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the ARNs, but are not obligated to engage in such secondary market transactions and/or market-making transactions. MLPF&S and First Republic may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

The MLCXAGER Index

Merrill Lynch Commodity index eXtraSM Agriculture Index – Excess Return

All disclosures contained in this term sheet regarding the MLCXAGER Index, including, without limitation, its make up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, the Index Manager and the Index Publisher. The Index Manager and the Index Publisher have no obligation to continue to publish, and may discontinue publication of, the MLCXAGER Index. The consequences of the Index Manager and the Index Publisher discontinuing publication of the MLCXAGER Index are discussed in the section of product supplement ARN-2 entitled “Description of ARNs—Discontinuance of a Market Measure.” None of us, the calculation agent, or MLPF&S accepts any responsibility for the calculation, maintenance, or publication of the MLCXAGER Index or any successor index.

The MLCXAGER Index (Bloomberg symbol “MLCXAGER<Index>”) is a modified version of the Merrill Lynch Commodity index eXtra (the “MLCX”), as further described below. The MLCXAGER Index was launched in June 2006. The MLCXAGER Index is a rule-driven index linked to a limited number of commodities and does not track all of the Market Sectors (as defined below) tracked by the MLCX. Instead, the MLCXAGER Index provides long only exposure to futures contracts linked to a limited number of agricultural commodities, which are rolled over from 2nd month contracts into 3rd month contracts scheduled for delivery as they approach expiration. The futures contract is rolled into the next available contract month in advance of the month in which expiration of the contract occurs during a 15 index business day period. The rolling process is spread out to limit the effect that the purchase and sale of contracts by investors who might attempt to replicate the performance of the MLCXAGER Index might have on the market.

As of January 2009, the MLCXAGER comprises three Market Sectors and nine commodities, weighted as follows:

Market Sector	Weight	Commodities
Grains & Oil Seeds	72%	wheat, corn, soybean oil, soybeans
Soft Commodities & Others	16%	sugar, cotton, coffee
Livestock	12%	live cattle, lean hogs

The MLCXAGER Index is calculated by the Index Publisher based upon the official settlement or similar prices for the applicable MLCX Commodities. The Index Manager applies the daily percentage change in the prices of the contracts included in the MLCXAGER Index to the prior trading day’s level of the MLCXAGER Index in order to calculate the current level of the MLCXAGER Index. The MLCXAGER Index is calculated in the manner described in the MLCX Handbook, as modified to reflect the agricultural commodities that the MLCXAGER Index measures.

“Merrill Lynch Commodity index eXtraSM” is a service mark and trademark of our subsidiary, Merrill Lynch & Co., Inc.

The MLCX

The MLCX was created by the Index Manager in conjunction with the Index Publisher in 2006 and is designed to provide a benchmark for the performance of the commodity market and for investment in commodities as an asset class. The MLCX is comprised of futures contracts on physical commodities. As the exchange traded futures contracts that comprise the MLCX approach the month before expiration, they are replaced by contracts that have later expiration. This process is referred to as “rolling.” The MLCX rolls over a 15-index business day period each month.

The Index Manager constructed the MLCX based primarily on the liquidity of the futures contracts that comprise the MLCX and the value of the global production of each commodity included in the MLCX. The Index Manager believes that these criteria allow the MLCX to reflect the general significance of the commodities (the “MLCX Commodities”) in the global economy, differentiating between “upstream” and “downstream” commodities, with a particular emphasis on downstream commodities (i.e., those that are derived from other commodities represented in the MLCX). The MLCX composition and weights are typically determined once a year and applied once at the start of each year in January. The methodology for determining the composition, weighting, or value of the MLCXAGER Index and the MLCX and for calculating their levels is subject to modification by the Index Manager and Index Publisher, respectively, at any time. The Index Manager reserves the right to modify the methodology and calculation of the MLCXAGER Index and the MLCX Index from time to time, if it believes that modifications are necessary or appropriate.

Construction

The MLCX was created using the following four main principles:

1. Liquidity – The futures contracts included in the MLCX should be sufficiently liquid to accommodate the level of trading needed to support the MLCX. The selection mechanism is therefore based primarily on liquidity.

2. Weighting – The weight of each futures contract in the MLCX should reflect the value of the global production of the related commodity, as a measure of the significance of the commodity in the global economy, with appropriate adjustments to avoid “double counting.”

3. Market Sectors – Each Market Sector should be adequately represented in the MLCX and the weights should be adjusted to maintain the integrity of the Market Sectors.

4. Rolling – Futures contracts that comprise the MLCX are rolled during a fifteen day period to limit the market impact that such contract rolls could have.

The MLCX contains six market sectors identified by the Index Manager: (1) energy; (2) grains & oil seeds; (3) base metals; (4) soft commodities & others; (5) precious metals; and (6) livestock (each a “Market Sector”). Each Market Sector is represented in the MLCX by a minimum of two and a maximum of four futures contracts, selected by liquidity.

Exchange Selection

The Index Manager initially selected a set of exchanges, on the basis of liquidity, geographical location, and commodity type (the “Selected Exchanges”). To be considered for selection, an exchange must be located in a country that is a member of the Organization for Economic Co-Operation and Development. The exchange must also be a principal trading forum, based on relative liquidity, for U.S. dollar-denominated futures contracts on major physical commodities. The four exchanges currently are: (1) the New York Mercantile Exchange (the “NYMEX”) (NYMEX and COMEX Divisions); (2) the Chicago Mercantile Exchange (the “CME”) (CME and Chicago Board of Trade (CBOT) Divisions); (3) the London Metals Exchange (the “LME”); and (4) the ICE Futures exchange (the “ICE”) (ICE and New York Board of Trade (NYBOT) Divisions).

Contract Selection

Eligibility

To be an “Eligible Contract,” a commodity futures contract must satisfy all of the following requirements:

•	it must be denominated in U.S. dollars;

•	it must be based on a physical commodity (or the price of a physical commodity) and provide for cash settlement or physical delivery at a specified time, or during a specified period, in the future;

•

detailed trading volume data regarding the contract must be available for at least two years prior to the initial inclusion of the contract in the MLCX, provided that the Index Manager may determine to include a contract with less than two years of data;

•	the contract must have a Total Trading Volume, or TTV (as defined below), of at least 500,000 contracts for each twelve-month period beginning on July 1 and ending on June 30; and

•

Reference Prices must be publicly available on a daily basis either directly from the Selected Exchange or, if available through an external data vendor, on any day on which the relevant exchange is open for business. “Reference Prices” are the official settlement or similar prices posted by the relevant Selected Exchange (or its clearinghouse) with respect to a contract and against which positions in such contract are margined or settled.

An Eligible Contract is selected for inclusion in the MLCX only after application of the requirements for a minimum and maximum number of contracts from each Market Sector. A contract that does not otherwise satisfy all of the foregoing requirements may nevertheless be included in the MLCX if the inclusion of the contract is, in the judgment of the Index Manager, necessary or appropriate to maintain the integrity of the MLCX and/or to realize the objectives of the MLCX. Every year, the Index Manager will compile a list of all commodity futures contracts traded on the Selected Exchanges and a list of the Eligible Contracts that satisfy the foregoing criteria. This list will be used to determine the commodities futures contracts which will be included in the MLCX.

Liquidity

The Index Manager distinguishes the Eligible Contracts by their liquidity. Liquidity is measured by a contract’s “Total Trading Volume” (“TTV”) and the value of that trading volume. The Total Trading Volume with respect to each contract traded on a Selected Exchange is equal to the sum of the daily trading volumes in all expiration months of the contract on each day during the most recent twelve-month period beginning on July 1 and ending on June 30. The “Contract Size” (“CS”) is the number of standard physical units of the underlying commodity represented by one contract. For example, the Contract Size of a crude oil futures contract is 1,000 barrels. The “Average Reference Price” (“ARP”), which is used in valuing the Total Trading Volume, is the average of the Reference Prices of the Front-Month Contract (as defined below) for an MLCX contract on each Trading Day (as defined below) during the twelve-month period beginning on July 1 and ending on June 30 of each year. A “Front-Month Contract” on any given day is the futures contract expiring on the first available contract expiration month after the date on which the determination is made. A “Trading Day” means any day on which the relevant Selected Exchange is open for trading. “Liquidity” (“LIQ”) is therefore equal to the Total Trading Volume, multiplied by the Contract Size with respect to each contract, multiplied by the Average Reference Price for each contract: LIQ = TTV × CS × ARP.

Once the LIQ is determined, the Eligible Contracts are listed in order of LIQ, from highest to lowest. Each MLCX Market Sector must be represented by a minimum of two and a maximum of four Eligible Contracts. “Redundant Contracts” are less liquid Eligible Contracts representing a similar commodity and are excluded. For instance, the list of futures contracts that comprise the MLCX includes an Eligible Contract on copper which is traded on the LME, but excludes the copper contract traded on the NYMEX as a Redundant Contract.

The selection of Eligible Contracts and determination of the futures contracts that comprise the MLCX occurs once a year. The results for the following calendar year will be announced before the first NYMEX Business Day (as defined below) of November. “NYMEX Business Day” is any day that the NYMEX rules define as a trading day.

Based on this selection process, the MLCX may include from 12 to 22 commodity futures contracts.

Weighting

The Index Manager determines the weight of each contract on the basis of the global production value of the related commodity, provided that the contract reflects global prices for that commodity. In some cases, however, the futures contracts that comprise the MLCX only have pricing links to a limited number of markets around the world. For instance, the NYMEX natural gas contract primarily represents the U.S. market and the surrounding North American markets in Canada and Mexico. In addition, some European gas markets, such as the U.K., are developing an increasing link to U.S. natural gas prices through the liquefied natural gas market. As a result, rather than using production of natural gas in the world or in the U.S. to assign a weight to the natural gas contract in the MLCX, the Index Manager has aggregated U.S., Canadian, Mexican, and U.K. natural gas production. Similarly, the Index Manager found that U.S. livestock prices can be affected by local issues such as disease and trade restrictions, so it limited the livestock component of the MLCX to production of cattle and hogs in the United States, instead of using global production weights. Also, certain commodities are derived from other commodities in various forms. For example, gasoline and heating oil are produced from crude oil, and, because livestock feed on corn and other grains, they are to an extent derived from agricultural commodities. To avoid “double counting” of commodities such as crude oil or grains used as livestock feed, the Index Manager differentiates between “upstream” and “downstream” commodities and adjusts the global production quantity of the MLCX Commodities accordingly.

Rolling

Each MLCX contract is rolled into the next available contract month in advance of the month in which expiration of the contract occurs. The rolling process takes place over a 15-day period during each month prior to the relevant expiration month of each contract. The rolling process is spread out over a 15-day period to limit the effect it might have on the market through the purchase and sale of contracts by investors who might attempt to replicate the performance of the MLCX. The rolling of contracts is effected on the same days for all MLCX contracts, regardless of exchange holiday schedules, emergency closures, or other events that could prevent trading in such contracts. If an MLCX contract is rolled on a day on which the relevant contract is not available for trading, the roll will be effected on the basis of the most recent available settlement price.

Market Sectors

The weight of any given Market Sector in the MLCX is capped at 60% of the overall MLCX. A minimum weight of 3% is applicable to each Market Sector. Although the MLCX is designed to reflect the significance of the underlying commodities in the global economy, each Market Sector maintains these limits in an attempt to control risk.

The weights of the Market Sectors for 2009, as of January 2009, were:

Market Sector	Weight
Energy	60.0%
Grains & Oil Seeds	18.0%
Base Metals	11.8%
Soft Commodities & Others	4.0%
Precious Metals	3.2%
Livestock	3.0%

MLCX Oversight

The Merrill Lynch Commodity MLCX Advisory Committee (the “Advisory Committee”), comprised of individuals internal and external to Merrill Lynch, assists the Index Manager and the Index Publisher in connection with the application of the MLCX principles, advises the Index Manager and the Index Publisher on the administration and operation of the MLCX, and makes recommendations to the Index Manager and the Index Publisher as to any modifications to the MLCX methodology that may be necessary or appropriate. The Advisory Committee meets once a year and may meet more often at the request of the Index Manager and the Index Publisher. The Advisory Committee advises the Index Manager and the Index Publisher with respect to the inclusion/exclusion of any of the exchanges and contracts in the MLCX, any changes to the composition of the MLCX or in the weights of the futures contracts that comprise the MLCX, and any changes to the calculation procedures applicable to the MLCX. The Advisory Committee acts solely in an advisory and consulting capacity. All decisions relating to the composition, weighting or value of the MLCX are made by the Index Manager and the Index Publisher. The Index Manager and the Index Publisher expect that, to the extent any changes are made as to the MLCX, corresponding changes will be made to the MLCXAGER Index.

The MLCXAGER Index was launched in June 2006 and, accordingly, there is no actual historical data on the MLCXAGER Index prior to June 2006. The following graph sets forth the hypothetical monthly historical performance of the MLCXAGER Index in the period from January 2004 to June 2006 and the actual monthly historical performance of the MLCXAGER Index in the period from June 2006 through July 2009. The hypothetical historical information has been prepared based on certain assumptions, including the pro-forma composition of the MLCXAGER Index and the weights of the MLCXAGER Index components, and has otherwise been produced according to the current MLCX methodology described above. There can therefore be no assurance that the hypothetical historical information accurately reflects the performance of the MLCXAGER Index had the MLCXAGER Index been actually published and calculated during the relevant period. This historical data on the MLCXAGER Index is not necessarily indicative of the future performance of the MLCXAGER Index or what the value of the ARNs may be. Any historical upward or downward trend in the level of the MLCXAGER Index during any period set forth below is not an indication that the level of the MLCXAGER Index is more or less likely to increase or decrease at any time over the term of the ARNs. On August 7, 2009 , the closing level of the MLCXAGER Index was 70.7759.

Before investing in the ARNs, you should consult publicly available sources for the levels and trading pattern of the MLCXAGER Index. The generally unsettled international environment and related uncertainties, including the risk of terrorism, may result in the MLCXAGER Index and financial markets generally exhibiting greater volatility than in earlier periods.

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the ARNs, including the following:

•

You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the ARNs for all tax purposes as a single financial contract with respect to the MLCXAGER Index that requires you to pay us at inception an amount equal to the purchase price of the ARNs and that entitles you to receive at maturity an amount in cash based upon the performance of the MLCXAGER Index.

•

Under this characterization and tax treatment of the ARNs, upon receipt of a cash payment at maturity or upon a sale or exchange of the ARNs prior to maturity, you generally will recognize capital gain or loss. This capital gain or loss generally will be long-term capital gain or loss if you held the ARNs for more than one year.

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain U.S. federal income tax considerations relating to an investment in the ARNs. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “U.S. Federal Income Tax Summary” in product supplement ARN-2, which you should carefully review prior to investing in the ARNs.

General. Although there is no statutory, judicial, or administrative authority directly addressing the characterization of the ARNs, we intend to treat the ARNs for all tax purposes as a single financial contract with respect to the MLCXAGER Index that requires the investor to pay us at inception an amount equal to the purchase price of the ARNs and that entitles the investor to receive at maturity an amount in cash based upon the performance of the MLCXAGER Index. Under the terms of the ARNs, we and every investor in the ARNs agree, in the absence of an administrative determination or judicial ruling to the contrary, to treat the ARNs as described in the preceding sentence. This discussion assumes that the ARNs constitute a single financial contract with respect to the MLCXAGER Index for U.S. federal income tax purposes. If the ARNs did not constitute a single financial contract, the tax consequences described below would be materially different. The discussion in this section also assumes that there is a significant possibility of a significant loss of principal on an investment in the ARNs.

This characterization of the ARNs is not binding on the Internal Revenue Service (“IRS”) or the courts. No statutory, judicial, or administrative authority directly addresses the characterization of the ARNs or any similar instruments for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to their proper characterization and treatment. Due to the absence of authorities on point, significant aspects of the U.S. federal income tax consequences of an investment in the ARNs are not certain, and no assurance can be given that the IRS or any court will agree with the characterization and tax treatment described in product supplement ARN-2. Accordingly, you are urged to consult your tax advisor regarding all aspects of the U.S. federal income tax consequences of an investment in the ARNs, including possible alternative characterizations.

Settlement At Maturity or Sale or Exchange Prior to Maturity. Assuming that the ARNs are properly characterized and treated as single financial contracts with respect to the MLCXAGER Index for U.S. federal income tax purposes, upon receipt of a cash payment at maturity or upon a sale or exchange of the ARNs prior to maturity, a U.S. Holder (as defined in product supplement ARN-2) generally will recognize capital gain or loss equal to the difference between the amount realized and the U.S. Holder’s basis in the ARNs. This capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder held the ARNs for more than one year. The deductibility of capital losses is subject to limitations.

Possible Future Tax Law Changes. On December 7, 2007, the IRS released Notice 2008-2 (“Notice”) seeking comments from the public on the taxation of financial instruments currently taxed as “prepaid forward contracts.” This Notice addresses instruments such as the ARNs. According to the Notice, the IRS and Treasury are considering whether a holder of an instrument such as the ARNs should be required to accrue ordinary income on a current basis, regardless of whether any payments are made prior to maturity. It is not possible to determine what guidance the IRS and Treasury will ultimately issue, if any. Any such future guidance may affect the amount, timing, and character of income, gain, or loss in respect of the ARNs, possibly with retroactive effect. The IRS and Treasury are also considering additional issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether Section 1260 of the Internal Revenue Code of 1986, as amended, concerning certain “constructive ownership transactions,” generally applies or should generally apply to such instruments, and whether any of these determinations depend on the nature of the underlying asset. We urge you to consult your own tax advisors concerning the impact and the significance of the above considerations. We intend to continue treating the ARNs for U.S. federal income tax purposes in the manner described herein unless and until such time as we determine, or the IRS or Treasury determines, that some other treatment is more appropriate.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the ARNs, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. See the discussion under the section entitled “U.S. Federal Income Tax Summary” in product supplement ARN-2.

Additional Terms

You should read this term sheet, together with the documents listed below, which together contain the terms of the ARNs and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” and “Additional Risk Factors” in the sections indicated on the cover of this term sheet. The ARNs involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the ARNs.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement ARN-2 dated April 21, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000095014409003416/g18702p4e424b5.htm

▪	Series L MTN prospectus supplement dated April 21, 2009 and prospectus dated April 20, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000095014409003387/g18667b5e424b5.htm

Our Central Index Key, or CIK, on the SEC Website is 70858.

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the product supplement, the prospectus supplement, and the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you the Note Prospectus if you so request by calling MLPF&S toll-free at 1-866-500-5408.

Structured Investments Classification

MLPF&S classifies certain structured investments (the “Structured Investments”), including the ARNs, into four categories, each with different investment characteristics. The description below is intended to briefly describe the four categories of Structured Investments offered: Principal Protection, Enhanced Income, Market Participation, and Enhanced Participation. A Structured Investment may, however, combine characteristics that are relevant to one or more of the other categories. As such, a category should not be relied upon as a description of any particular Structured Investment.

Principal Protection: Principal Protected Structured Investments offer full or partial principal protection against decreases in the value of the underlying market measure (or increases in the value of an underlying market measure for bearish Structured Investments), while offering market exposure and the opportunity for a better return than may be available from comparable fixed income securities. Principal protection may not be achieved if the investment is sold prior to maturity.

Enhanced Income: Structured Investments offering enhanced income may offer an enhanced income stream through interim fixed or variable coupon payments. However, in exchange for receiving current income, investors may forfeit upside potential on the underlying asset. These investments generally do not include the principal protection feature.

Market Participation: Market Participation Structured Investments can offer investors exposure to specific market sectors, asset classes, and/or strategies that may not be readily available through traditional investment alternatives. Returns obtained from these investments are tied to the performance of the underlying asset. As such, subject to certain fees, the returns will generally reflect any increases or decreases in the value of such assets. These investments generally do not include the principal protection feature.

Enhanced Participation: Enhanced Participation Structured Investments may offer investors the potential to receive better than market returns on the performance of the underlying asset. Some structures may offer leverage in exchange for a capped or limited upside potential and also in exchange for downside risk. These investments generally do not include the principal protection feature.

The classification of Structured Investments is meant solely for informational purposes and is not intended to fully describe any particular Structured Investment nor guarantee any particular performance.

“Accelerated Return Notes®” and “ARNs®” are registered service marks of our subsidiary, Merrill Lynch & Co., Inc.